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                              June 2, 2020

       Chris Schelling
       President and Chief Executive Officer
       Acer Therapeutics Inc.
       One Gateway Center, 300 Washington Street, Suite 351
       Newton MA 02458

                                                        Re: Acer Therapeutics
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 1, 2020
                                                            File No. 333-238192

       Dear Mr. Schelling:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 27, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Our Business, page 1

   1. Given your disclosure that the emetine trial is subject to submission and clearance of an investigational new
drug application, please revise your table to reflect your pre-clinical status. We also note
your disclosure under "Novel MOA/Unique Characteristics" that your emetine product
candidate has "broad-acting and potent antiviral" properties. Given that you do not appear
to have clinical evidence to support your claims for the antiviral properties of your
product candidate, your disclosure should be limited to the mechanism of action. Please
revise as appropriate.
 Chris Schelling
FirstName LastNameChris Schelling
Acer Therapeutics Inc.
Comapany NameAcer Therapeutics Inc.
June 2, 2020
Page 2
June 2, 2020 Page 2
FirstName LastName
       Please contact Tim Buchmiller at (202) 551-3635 or Celeste Murphy at
(202) 551-3257
with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Mike Hird, Esq.